Exhibit 4.4

Apix International Limited

Funding Term Sheet

Best Effort Funding Agreement

Company: Cardima Inc.

Agent: Apix International Limited

Funding Commitment:

From the date of the execution of this Term Sheet, Cardima Inc. (the “Company”) hereby appoints Apix International Limited (the “Agent”) to be its exclusive agent to arrange a best efforts private placement funding with qualified investors (the “Placees”) for a period of 90 days.

Placement:

Minimum: 8 Million Shares (US $4 Million)

Maximum: 20 Million Shares (US $10 Million)

Price: US $0.50 per shares

Warrant Coverage: 15% (3 Warrants for every 20 shares/ no fractional warrants) exercisable at $0.55 for 5 years with forced conversion if stock trades with a closing price over US $1.00 for 15 consecutive trading days.

Over-Allotment: 4 Million Shares (Aggregate Maximum 24 Million Shares)

Fees:

Placement Fee: 5% of gross proceeds (payable in shares issued at $0.50 per share)

Agents Warrants: A Warrant entitling the Agent to purchase 2 Million shares of the Company for a period of 5 years at an exercise price of US $0.55 upon closing of the Minimum placement of the initial 8 Million shares.

Registration Rights:

The Company agrees to cause all the shares to be issued under this private placement, whether to the Agent, Placees, or their nominees, to be registered under the Securities Act on an effective and current registration statement as soon as reasonably practicable after the issuance and delivery of the shares.  Such registration rights shall be set forth in detail in the placement agreement to be executed by each Placee and in the form of warrant to be delivered to the Agent and the registration rights shall apply equally to the shares to be issued upon the exercise of the Warrants delivered to the Agent hereunder.

Expenses:

The Company shall pay the Agent’s expenses related to completion of this placement which expenses shall be US $ 75,000.00 unless otherwise agreed between the parties.

Confidentiality:

This Term Sheet is confidential and proprietary to each party. This Term Sheet shall not be disclosed to third parties without written consent.  Cardima Inc. shall be entitled to the extent required by applicable laws to describe this Term Sheet in regulatory filings and in an appropriate news release.

This Term Sheet is hereby agreed between the parties.

Apix International Limited

By: /s/ Robert Cheney

Cardima Inc.

By: /s/ Tony Shum

Dated this 5th day of October, 2007.